May 7, 2020

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 7, 2020 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Ronalee H. Ambrose	1,113,307,780	99.73	3,019,827	0.27
Guy L.T. Bainbridge	1,114,190,471	99.81	2,137,136	0.19
Joseph P. Caron	1,107,785,291	99.23	8,542,316	0.77
John M. Cassaday	1,086,140,377	97.30	30,187,230	2.70
Susan F. Dabarno	1,113,946,205	99.79	2,381,402	0.21
Julie E. Dickson	1,114,301,159	99.82	2,026,448	0.18
Sheila S. Fraser	1,102,396,413	98.75	13,931,194	1.25
Roy Gori	1,110,746,504	99.50	5,581,103	0.50
Tsun-yan Hsieh	1,113,655,768	99.76	2,671,839	0.24
Donald R. Lindsay	1,095,977,644	98.18	20,349,963	1.82
John R.V. Palmer	1,107,898,829	99.24	8,428,778	0.76
C. James Prieur	1,113,901,058	99.78	2,426,549	0.22
Andrea S. Rosen	1,108,197,302	99.27	8,130,305	0.73

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,106,090,118	95.05	57,567,565	4.95

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
1,038,764,902	93.05	77,561,053	6.95

AST TRUST COMPANY (CANADA)

(Signed)

Christopher Carbone
Relationship Manager